[Haynes and Boone, LLP Letterhead]
June 28, 2007
Via Facsimile 202.772.9368
and Via EDGAR
Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toreador Resources Corporation
Registration Statement on Form S-1
Filed May 8, 2007
File No. 333-142731
Form 10-K, for the year ended December 31, 2006
Filed March 16, 2007
File No. 0-02517
Dear Ms. Levy, Ms. Dang and Mr. Murphy:
          On behalf of Toreador Resources Corporation (the “Company”), we are submitting for your review a draft of the Company’s responses to the comments to the Company’s Form S-1 (the “Form S-1”) and Form 10-K for the year-ended December 31, 2006 (the “Form 10-K”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated June 4, 2007.
          The staff’s comments are set forth below and the Company’s responses are set forth after the staff’s comments.
1.	Where comments in one section or document also relate to disclosures in another section or document, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

Response: The Company will make modifications to all the appropriate areas in both the Amendment No 1 to the Form 10-K (the “Form 10-K/A”) and Amendment No. 1 to the Form S-1 (the “Form S-1/A”).

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

2.	Please update your registration statement to include financial statements for the quarter ended March 31, 2007 to comply with Rule 3-12 of Regulation S-X.

Response: The Company will include the updated financial statements and other required information in the Form S-1/A.

3.	We note from your table on page F-18 that you have exploratory well costs that have been capitalized for a period greater than one year. Please expand your disclosure to describe the activities you have undertaken to date, and the remaining activities required to complete your reserve evaluation, to comply with paragraph 10c of FSP FAS 19-1.

Response: As discussed with the SEC, the Company will include the expanded disclosure in its financial statements in future filings under the Securities Exchange Act of 1934, as amended, and any applicable filings under the Securities Act of 1933, as amended; however, at this time the Company proposes to include the updated disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operation. Attached is a blackline of “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Policies and Management’s Estimates — Successful Efforts Method of Accounting” for the Form 10-K/A and Form S-1/A reflecting the proposed additional language regarding both capitalized exploratory well costs that have been capitalized for a period greater than one year and capitalized exploratory well costs that have capitalized for a period of one year or less.

4.	We note you sold certain United States mineral and royalty assets and have reported the disposition of these assets as discontinued operations in accordance with the guidance in paragraphs 41 through 44 of SFAS 144. Please expand your disclosure to clarify why you continue to present results of operations for these assets subsequent to the effective date of the sale, which you disclose was January 1, 2004. In addition, please confirm to us that you do not have any significant continuing involvement in these assets’ operations.

Response: As discussed with the SEC, the Company will include the expanded disclosure in its financial statements in future filings under the Securities Exchange Act of 1934, as amended, and any applicable filings under the Securities Act of 1933, as amended; however, at this time the Company proposes to include the updated disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operation. Attached is a blackline of “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Results of Operations — Comparison of Years Ended December 31, 2006 and 2005 — Discontinued Operations” for the Form 10-K/A and Form S-1/A reflecting the proposed

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

additional language explaining revenues received and cost incurred after the effective date of the sale.

5.	We note your disclosure of natural gas proved reserves on page F-36. Please include an accounting policy note to discuss how you account for your gas-balancing arrangements, taking into consideration the guidance in EITF 90-22.

Response: As discussed with the SEC, the Company will include the expanded disclosure in its financial statements in future filings under the Securities Exchange Act of 1934, as amended, and any applicable filings under the Securities Act of 1933, as amended; however, at this time the Company proposes to include the updated disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operation. Attached is a blackline of “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Critical Accounting Policies and Management’s Estimates — Revenue Recognition” for the Form 10-K/A and Form S-1/A reflecting the proposed additional language explaining that the amount of any gas imbalances that results from the Company not recording sales on the entitlement method is insignificant.

6.	We note your disclosure referring to disclosure controls and procedures as defined in Rule 13a-15(f) and 15d-15(e) under the Securities Exchange Act of 1934, and to the evaluation and conclusion on the effectiveness of your disclosure controls and procedures by your chief executive officer, chief financial officer and chief accounting officer as of the end of the period covered by this amended annual report. Please revise your disclosure to indicate the term, “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934. In addition, remove the term, “amended” when referring to your annual report unless this document has in fact been amended.

Response: Attached is a blackline of Item 9A. — Controls and Procedures for the Form 10-K/A reflecting the proposed modified language to correct the cross-references and reflect that the Company’s Chief Financial Officer is no longer employed by the Company and the Vice President — Finance & Accounting and Chief Accounting Officer is now the Company’s principal financial officer. We have left in the word “amended” with regard to the annual report since the 10-K/A is an amended annual report.

7.	We note that you include Sarbanes-Oxley Act of 2002 Sections 302 and 906 certifications by your chief executive officer, chief financial officer, and chief accounting officer. Please note that your filing should include only certifications by your chief executive officer (CEO) and chief

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

financial officer (CFO). Certifications by the chief accounting officer (CAO) ordinarily should not be included unless the CAO is functioning in the capacity of the CEO or CFO.

In addition, it is only necessary for your CEO and CFO to conclude on the effectiveness of your disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

Response: As noted above, the Company’s Chief Financial Officer is no longer employed by the Company and the Vice President — Finance & Accounting and Chief Accounting Officer is now the Company’s principal financial officer and will be executing the certifications for the Form 10-K/A in such capacity.

8.	Please provide your reserve report of December 31, 2006 on electronic media.

Response: You received the reserve report in pdf format on June 11, 2007.

9.	We note the flowing production tests of natural gas from your wells in Turkey and the fact that you have attributed approximately 21 BCF of natural gas to your proved reserves. Please tell us if you have identified a market for this gas and, if so, what it is. Tell us the estimated gas price you expect to receive for this gas.

Response: All gas sales have been and will be delivered into the national grid and sold to AKSA, the local natural gas distribution company. The term of the gas contract is for three years and is based on the BOTAS (Turkish national pipeline company) posted guaranteed industrial tariff which for May was $9.08 per thousand cubic feet of gas (MCF) and for June is estimated to be approximately $9.25 per MCF. After discounts, the wellhead price based on May pricing was $8.40 per MCF and based on the estimated June pricing is estimated to be $8.56 per MCF. Pricing is adjusted monthly and will vary with the BOTAS posted price.

10.	It appears that approximately 35% of your proved reserves are estimated to be recovered after the expiration of the current production sharing contracts. Please provide evidence of a clear history of the renewal of such contracts for each jurisdiction, or explain how you have otherwise determined that renewal is assured. Alternatively, you may need to remove the proved reserves you estimate will be produced after the expiration of the existing production contracts.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Response: In conjunction with its independent petroleum engineers, LaRoche Petroleum Consultants, Ltd., the Company determined the proved reserves for its Turkish, French and Hungarian permits as of December 31, 2006 in accordance with the applicable industry standards and guidelines. The Company believes that the Turkish, French and Hungarian permits to which the proved reserves are credited will be renewed as a matter of course pursuant to a long and clear track record and that proved reserves relating to the post-expiration of the permit period should, therefore, be included in the Company’s proved reserves totals.

In order to substantiate this treatment, in the fall of 2001 in connection with a Form S-4 Registration Statement (No. 333-72314), the Company provided the SEC with, among other items, copies of (i) the legal opinion of the Yazici Law Offices dated November 30, 2001, and filed as Exhibit 99.3 to the Form S-4 Registration Statement with regard to the Turkish permits and (ii) a letter from the French Ministry of Economy, Finance and Industry dated December 3, 2001. Copies of these documents are enclosed herewith. These documents (along with the correspondence regarding various supporting communications) were provided at such time to substantiate the fact that as a matter of course and pursuant to a long and clear track record these permits would be renewed.

In pertinent part, the Yazici Law Offices legal opinion states: “We are of the opinion that the petroleum right holders continuing the production of economical quantities of petroleum and applying the good oil field practice during the conduct of the petroleum operations in Turkey will automatically be granted with the extension of the lease term at the end of the initial twenty years.” In April 2005, the Company verified with the Yazici Law Offices that this legal opinion continued to be accurate.

Enclosed herewith is a current legal opinion from Gunel & Kaya, dated June 11, 2007, which discusses in part the right of the holder of an exploration license to convert such license into an exploitation lease upon a discovery and the right for an exploitation lease to be extended. The legal opinion states: “A petroleum right holder who has made a discovery in such holder’s license area, and who while the license is in effect applies for a lease in accordance with the Petroleum Law, shall be granted an exploitation lease for any area or areas chosen by him from the exploration license, not exceeding one-half of such exploration area.” The legal opinion also states: “Since Toreador has made a gas discovery on its South Akcakoca Sub-Basin exploration license, upon application, the

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

exploration license covering the area in which the gas discovery was made will be converted into an exploitation lease with an initial period of 20 years.” The management committee for the South Akcakoca Sub-Basin project, of which Toreador is a member, is in the process of preparing to submit the application to convert the exploration license into an exploitation lease due to the gas discovery.

With regard to the extension of the current exploitation leases covering the Zeynel and Cendere properties, all of the exploitation leases are in their initial 20 year exploitation lease period and are later eligible for renewal for up to two periods of 10 years each. The Gunel & Kaya legal opinion states: “In light of the practices of the GDPA, it can clearly be stated that, renewal applications of petroleum right holders holding exploitation leases, continuing the production of economical quantities of petroleum and complying fully with its obligations arising from Petroleum Law shall not be denied by GDPA. Based on conversations with the GDPA, since 1998, there have been at least 48 renewals of exploitation permits, with a majority of those renewals occurring since 2001, and as of June 7, 2007, the GDPA has never denied the renewal of an exploitation permit.”

The French Ministry of Economy, Finance and Industry verified in the 2001 correspondence that is attached hereto that there was no competitive bidding or public scrutiny in connection with the renewal of these French exploitation permits. Additionally, in accordance with correspondence provided in 2001, representatives of the Company were advised by the French Ministry that where financial and technical qualifications have been met by the applicant, the result would be a renewal of the permit. The Company’s French attorneys, LSK & Associes, has verified that the French Mining Code has not changed since December 3, 2001 with regard to the renewal of the exploitation permits.

The Company’s wholly-owned indirect subsidiary, Toreador Energy France, formerly known as Madison Energy France, has been operating in France since 1993 and has never been denied any exploration or exploitation permit for which it or its subsidiaries have applied or any extension of such permits for which it or its subsidiaries have applied. Since 2001, Toreador Energy France and its subsidiaries have had six permits extended.

Enclosed herewith is a summary of the provisions of the Hungarian Mining Act and its Implementation Decree relating to hydrocarbon exploration licenses and designation of

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

mining plots for development and production of hydrocarbons (the “Hungarian Mining Law Summary”) and an unofficial English translation of the portions of the Hungarian Mining Act and its Implementation Decree referenced in the Hungarian Mining Law Summary. The Company currently has an exploration license, which comprises the Tompa and Szolnok exploration blocks, that expires in 2009. In 2006, the Company recompleted one well within the Tompa exploration block on this license. As noted in the Hungarian Mining Law Summary, if the Company provides the Local Mining Authority with the Closing Report accounting for the results of exploration and such Closing Report is approved, the Company will have a period of one year from the time the exploration license expires in March 2009 during which it will have the exclusive right to apply for a mining plot designation pursuant to Section 22, Subsections (2) and (3) and Section 14, Subsection (2) of the Hungarian Mining Act.

The Hungarian Mining Law Summary also states: “The Local Mining Authority will designate a mining plot for development of hydrocarbons (Subsection (3) of Section 26/A of the Mining Act) if the applicant has:
(i)	furnished exploration data (in a Closing Report or reserve calculation) demonstrating the existence of recoverable hydrocarbon assets on the site proposed for a mining plot designation;

(ii)	obtained the specific environmental license required for the activity or, if provided by separate law, a consolidated environmental use license;

(iii)	defined the mining technology to be applied (underground, surface, drilled well), furnished a technical description verifying the viability of the production criteria, and set a timetable for production;

(iv)	met all legal requirements with regard to the content of the mining plot documentation; and

(v)	furnished proof, in the case of an underground or surface mining plot, or having notified the owners (operators or beneficiaries) of the surface properties overlapping with the proposed mining plot, in writing and at least 15 days prior to filing the application, in the case of surface mining, also specifying the method and expected date of occupying the properties for mining purposes.
In addition the Hungarian Mining Law Summary also states: “Accordingly, provided that all of the requirements described above are met, the Local Mining Authority will accept the application for designation of a mining plot. The Mining Act does not state any mandatory maximum term for which a mining plot may be designated. In principle, a

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

mining plot is granted as long as there is development and production being carried out within such mining plot in accordance with applicable rules.”

Based on the well recompletion carried out in 2006 and its current and future drilling plans, the Company anticipates applying for a mining plot covering the relevant area within the Tompa exploration block within the license area within the one year exclusivity period beginning in March 2009 and providing the Local Mining Authority with the information required by items (i-iv) above (item (v) does not apply to oil and gas exploration). As set forth in the Hungarian Mining Law Summary, the Local Mining Authority does not have discretionary authority to deny the granting of the mining plot and once the Company completes the above-described process, the Local Mining Authority will accept the application for the mining plot. Note that the Form 10-K/A and Form S-1/A will reflect that it is the Tompa exploration block that has the proved reserves and not the Szolnok exploration block as reflected in the Form 10-K and Form S-1.

Based on research on the MBFH (Hungarian Office for Mining and Geology) website (www.mbh.hu), the Company has learned that since 1991 when MOL (MOL Hungarian Oil and Gas Public Limited Company), formerly the Hungarian state oil company, became a private company, there have been 72 mining plots granted. Based on conversations with representatives of the MBFH (Hungarian Office for Mining and Geology), the Company has learned that since 1991 when MOL became a private company, there have not been any mining plot applications denied.

Therefore, the Company believes that there is a long and clear track record supporting its conclusion that the renewal of these Turkish, French and Hungarian permits will be as a matter of course.

11.	Please expand your disclosure to clarify your statement that “...reserve revisions resulted primarily from improved or a decline in performance from a variety of sources such as an addition to or a reduction in recoveries below or above previously established lowest known hydrocarbon levels,” indicating how you determined the revisions attributed to each scenario mentioned, and the extent of such revisions.

Item 7.	Response: Attached is a blackline of “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserve Estimates” for the Form 10-K/A

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

and “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Reserve Estimates” for the Form S-1/A reflecting the proposed additional language regarding the reasons for such revisions and the reserve revisions attributable to such reasons.
          Please let me know if the proposed responses are acceptable so that we can prepare and file the 10-K/A and S-1/A. You can reach me at 214.651.5119.
Very truly yours,
/s/ W. Bruce Newsome
W. Bruce Newsome
Direct Phone Number: 214.651.5119
Direct Fax Number: 214.200.0636
Bruce.newsome@haynesboone.com

cc:	Karl Hiller (202.772.9368)
Nigel Lovett
Charles Campise

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 3

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Form 10-K/A
     Successful Efforts Method of Accounting
     We account for our oil and natural gas exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and natural gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but such costs are charged to expense if and when the well is determined not to have found reserves in commercial quantities. In most cases, a gain or loss is recognized for sales of producing properties.
     As of December 31, 2006, we have approximately $4.4 million of exploratory costs that had been capitalized for one year or less which included one well located in the United States, two wells in Hungary and two wells in Romania. We anticipate that the results of all these wells will be known by December 31, 2007.
     As of December 31, 2006, we had approximately $856,000 of exploratory costs that had been capitalized for a period greater than one year which included two wells located in the United States. One of the wells was spudded on October 12, 2005 and the drilling rig was released on November 6, 2005 after the successful testing of the well. The closest natural gas pipeline connection was approximately three miles from the well and the operator chose to delay completion of the well until a satisfactory natural gas market could be identified and the well could be completed and tied into a sales line economically. We expect this to occur by year end 2007. The second well was spudded on August 4, 2005 and due to the multiple pay zones encountered in the well, testing continued through the first quarter of 2006. For the remainder of 2006 the operator evaluated the test results to devise a completion procedure that would achieve maximum production from all pay zones for a minimal amount of capital outlay. We anticipate that the well will be transferred from capitalized exploratory cost in 2007.
     The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze, and the determination that

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

commercial reserves have been discovered requires both judgment and application of industry experience. Wells may be completed that are assumed to be productive and actually deliver oil and natural gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. On occasion, wells are drilled which have targeted geologic structures that are both developmental and exploratory in nature, and in such instances an allocation of costs is required to properly account for the results. Delineation seismic costs incurred to select development locations within a productive oil and natural gas field are typically treated as development costs and capitalized, but often these seismic programs extend beyond the proved reserve areas and, therefore, management must estimate the portion of seismic costs to expense as exploratory. The evaluation of oil and natural gas leasehold acquisition costs requires management’s judgment to estimate the fair value of exploratory costs related to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.
     The successful efforts method of accounting can have a significant impact on the operational results reported when we enter a new exploratory area in hopes of finding oil and natural gas reserves. The initial exploratory wells may be unsuccessful and the associated costs will be expensed as dry hole costs. Seismic costs can be substantial which will result in additional exploration expenses when incurred.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Form S-1/A
     Successful Efforts Method of Accounting — We account for our oil and natural gas exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and natural gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but such costs are charged to expense if and when the well is determined not to have found reserves in commercial quantities. In most cases, a gain or loss is recognized for sales of producing properties.
     As of December 31, 2006, we had approximately $4.4 million of exploratory costs that had been capitalized for a period of one year of less including one well located in the United States, two wells in Hungary and two wells in Romania. We anticipate that the results of all these wells will be known by December 31, 2007.
     As of December 31, 2006, we had approximately $856,000 of exploraty costs that had been capitalized for a period of greater than one year including two wells located in the United States. One of the wells was spudded on October 12, 2005 and the drilling rig was released on November 6, 2005 after the successful testing of the well. The closest natural gas pipeline connection was approximately three miles from the well and the operator chose to delay completion of the well until a satisfactory natural gas market could be identified and the well could be completed and tied into a sales line economically. We expect this to occur by year end 2007. The second well was spudded on August 4, 2005 and due to the multiple pay zones encountered in the well, testing continued through the first quarter of 2006. For the remainder of 2006 the operator evaluated the test results to devise a completion procedure that would achieve maximum production from all pay zones for a minimal amount of capital outlay. We anticipate that the well will be transferred from capitalized exploratory cost in 2007.
     The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze, and the determination that commercial reserves have been discovered requires both judgment and application of industry

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

experience. Wells may be completed that are assumed to be productive and actually deliver oil and natural gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. On occasion, wells are drilled which have targeted geologic structures that are both developmental and exploratory in nature, and in such instances an allocation of costs is required to properly account for the results. Delineation seismic costs incurred to select development locations within a productive oil and natural gas field are typically treated as development costs and capitalized, but often these seismic programs extend beyond the proved reserve areas and, therefore, management must estimate the portion of seismic costs to expense as exploratory. The evaluation of oil and natural gas leasehold acquisition costs requires management’s judgment to estimate the fair value of exploratory costs related to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.
     The successful efforts method of accounting can have a significant impact on the operational results reported when we enter a new exploratory area in hopes of finding oil and natural gas reserves. The initial exploratory wells may be unsuccessful and the associated costs will be expensed as dry hole costs. Seismic costs can be substantial which will result in additional exploration expenses when incurred.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 4

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Form 10-K/A
     Discontinued operations
     On March 12, 2004, pursuant to the terms of an Agreement for Purchase and Sale dated December 17, 2003, Toreador and Tormin, Inc., a wholly owned subsidiary of Toreador, sold their United States mineral and royalty assets to Black Stone Acquisitions Partners I, L.P. The gross consideration was approximately $45 million cash. The effective date of the sale was January 1, 2004.
     The revenue received and the cost incurred after the effective date were due to adjustments made by the operator prior to the effective date of the sale. We do not have any involvement with the properties sold.
     The results of operations of assets in the United States to be sold as of December 31, 2003 have been presented as discontinued operations in the accompanying consolidated statements of operations. Results for these assets reported as discontinued operations were as follows:

	Twelve Months Ended December 31.
	2006	2005	2004
	(in thousands)
Revenues:
Oil and natural gas sales	$11	$63	$139

Costs and expenses:
Lease operating	—	1	(10)
Allocated general and administrative	—	15	163

Total costs and expenses	—	16	153
Gain on sale of properties	—	—	28,711

Income before taxes	11	47	28,697
Income tax provision	—	—	11,007

Income from discontinued operations	$11	$47	$17,690

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Form S-1/A
     Discontinued operations — On March 12, 2004, pursuant to the terms of an Agreement for Purchase and Sale dated December 17, 2003, Toreador and Tormin, Inc., a wholly owned subsidiary of Toreador, sold their United States mineral and royalty assets to Black Stone Acquisitions Partners I, L.P. The gross consideration was approximately $45 million cash. The effective date of the sale was January 1, 2004. The revenues received and the costs incurred after the effective date were due to adjustments made by the operator prior to the effective date of the sale. We do not have any involvement with the properties sold.
The results of operations of assets in the United States that were sold in January 2004 have been presented as discontinued operations in the accompanying consolidated statements of operations. Results for these assets reported as discontinued operations were as follows:

	Twelve Months Ended December 31.
	2006	2005	2004
	(in thousands)
Revenues:
Oil and natural gas sales	$11	$63	$139

Costs and expenses:
Lease operating	—	1	(10)
Allocated general and administrative	—	15	163

Total costs and expenses	—	16	153
Gain on sale of properties	—	—	28,711

Income before taxes	11	47	28,697
Income tax provision	—	—	11,007

Income from discontinued operations	$11	$47	$17,690

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 5

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Form 10-K/A
     Revenue Recognition
     Our French crude oil production accounts for the majority of our sales. We sell our French crude oil to Elf Antar France S.A. (“ELF”), and recognize the related revenues when the production is delivered to ELF’s refinery, typically via truck. At the time of delivery to the plant, title to the crude oil transfers to ELF. The terms of the contract with ELF state that the price received for oil sold will be the arithmetic mean of all average daily quotations of Dated Brent published in Platt’s Oil Market Wire for the month of production less a specified differential per barrel. The pricing of oil sales is done on the first day of the month following the month of production. In accordance with the terms of the contract, payment is made within six working days of the date of issue of the invoice. The contract with ELF is automatically extended for a period of one year unless either party cancels it in writing no later than six months prior to the beginning of the next year. We periodically review ELF’s payment timing to ensure that receivables from ELF for crude oil sales are collectible. In 2006, 2005 and 2004 sales to ELF represents approximately 67%, 66% and 63%, respectively, of the Company’s total revenue and approximately 20% and 23% of the Company’s accounts receivable at December 31, 2006 and 2005, respectively.
     We recognize oil and natural gas revenue for our remaining production when the quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. Due to our small net revenue interest in most natural gas properties, we record natural gas revenues under the sales method. This method records sales on volumes for which actual payment is received versus payments for which one is entitled to receive. We believe that the amount of any gas imbalances that result from not recording sales on the entitlement method is insignificant. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty and sixty days of the end of each production month, respectively. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. Taxes associated with production are classified as lease operating expense.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Form S-1/A
Revenue Recognition
     Our French crude oil production accounts for the majority of our sales. We sell our French crude oil to Elf Antar France S.A. (“ELF”), and recognize the related revenues when the production is delivered to ELF’s refinery, typically via truck. At the time of delivery to the plant, title to the crude oil transfers to ELF. The terms of the contract with ELF state that the price received for oil sold will be the arithmetic mean of all average daily quotations of Dated Brent published in Platt’s Oil Market Wire for the month of production less a specified differential per barrel. The pricing of oil sales is done on the first day of the month following the month of production. In accordance with the terms of the contract, payment is made within six working days of the date of issue of the invoice. The contract with ELF is automatically extgended for a period of one year unless either party cancels it in writing no later than six months prior to the beginning of the next year. We periodically review ELF’s payment timing to ensure that receivables from ELF for crude oil sales are collectible. In 2006, 2005 and 2004 sales to ELF represents approximately 67%, 66% and 63%, respectively, of the Company’s total revenue and approximately 20% and 23% of the Company’s accounts receivable at December 31, 2006 and 2005, respetively.
     We recognize revenue for our remaining production when the quantities are delivered to ro collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. Due to our small net revenue interest in most natural gas properties, we record natural gas revenues under the sales method. This method records sales on volumes for which actual payment is received versus payments for which one is entitled to receive. We believe that the amount of any gas imbalances that result from not recording sales on the entitlement method is insignificant. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty and sixty days of the end of each production month, respectively. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. Taxes associated with production are classified as lease operating expense.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 6

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Form 10-K/A
Item 9A. Controls and Procedures
     Corporate Disclosure Controls
     Evaluation of Disclosure Controls and Procedures
     We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that are designed to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.
     We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Vice President — Finance & Accounting and Chief Accounting Officer, who is our principal financial officer of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Amended Annual report. Based on that evaluation, our Chief Executive Officer and our Vice President — Finance & Accounting and Chief Accounting Officer concluded that, as a result of the material weaknesses discussed below, our disclosure controls and procedures as of December 31, 2006 were not effective.
     Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as that term is defined in Securities Exchange Act of 1934 Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our control environment is the foundation for our system of internal control over financial reporting and is an integral part of our Code of Ethical Conduct and Business Practices, which sets the tone of our Company. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting

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Ms. Lily Dang
Mr. James Murphy
June 28, 2007

principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
     In order to evaluate the effectiveness of our internal control over financial reporting as of December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act of 2002, our management conducted an assessment, including testing, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
     Under the supervision and with the participation of our management, including our Chief Executive Officer and our Vice President — Finance & Accounting and Chief Accounting Officer we conducted an evaluation of the effectiveness of our internal control over financial reporting in connection with preparation of the Amended Annual Report on Form 10-K/A for the year ended December 31, 2006. As a result of these assessments, various material weaknesses were identified. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
     The following material weaknesses are the basis for our conclusion at December 31, 2006:
•	We did not maintain an effective control environment and our financial and accounting organization was not adequate to support our financial reporting requirements. The involvement of corporate personnel in the reporting of foreign transactions and operations was not sufficient to accurately capture and record such activity and we did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles consistent with the level and complexity of our operations. The Company also did not have an adequate review and approval process for recorded journal entries and changes made to the general ledger.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

•	Our accounting and financial reporting systems and procedures were not sufficiently designed to ensure consistent and complete application of our accounting policies and to prepare financial statements in accordance with generally accepted accounting principles. This includes not only the sufficiency of our review of sensitive calculations, reconciliations and spreadsheets but also the preparation and processing of financial accounting information.
     Based on our assessment, and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2006 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.
     Grant Thornton LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in the Annual Report on Form 10-K, has issued an audit report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. The report, dated March 16, 2007, which expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an opinion that the Company had not maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is included below.
     Changes in Internal Controls
     There were no changes in our internal control over financial reporting during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     Management is currently evaluating the implementation of procedures that may be necessary to fully remediate the material weaknesses described above. Management is in the process of making the following changes to its system of internal controls.
•	Improving the computerized integrated financial reporting system. This will automate the manual processes that are causing errors in spreadsheets and sensitive calculations.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

•	Hiring additional experienced accounting staff to allow for improved segregation of duties and a more thorough review, by senior financial personnel, of the financial statements and underlying supporting documentation.

•	Providing additional training to our accounting staff and acquiring other accounting resources to improve our financial reporting.

•	Formally documenting our accounting policies and procedures.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Toreador Resources Corporation
We have audited management’s assessment, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting,” that Toreador Resources Corporation and subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of material weakness identified in management’s assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment.
•	The Company did not maintain an effective control environment and its financial and accounting organization was not adequate to support its financial reporting requirements. The involvement of corporate personnel in the reporting of foreign transactions and operations was not sufficient to accurately capture and record such activity and it did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles consistent with the level and complexity of its operations. The Company also did not have an adequate review and approval process for recorded journal entries and changes made to the general ledger.

•	The Company’s accounting and financial reporting systems and procedures were not sufficiently designed to ensure consistent and complete application of its accounting policies and to prepare financial statements in accordance with generally accepted accounting principles. This includes not only the sufficiency of review of sensitive calculations, reconciliations and spreadsheets but also the preparation and processing of financial accounting information.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

These material weakness were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 financial statements, and this report does not affect our report dated March 16, 2007, which expressed an unqualified opinion on those financial statements.
In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ GRANT THORNTON LLP
Dallas, Texas
March 16, 2007

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 10
Yaziki Law Offices Opinion
November 30, 2001

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

YAZICI LAW OFFICES	Piyade Sokak No. 18/10
Cankaya 06540 Ankara
Phone: 90 b312 442 5083
Facsimile: 90 312 440 0630
e-mail: myazici@yazici-hukuk.com.tr
November 30, 2001
Madison Oil Company
9400 North Central Expressway, Suite 1209
Dallas, Texas 75231
Re: Registration Statement on Form S-4 333-72314
We, the members of Ankara Bar Association acting as the special Turkish counsel to Madison Oil Company (“Madison”) hereby declare that we have reviewed the section of Amendment No. 3 of Form S-4 (“Amendment No. 3”) of Toreador Resources Corporation entitled “Information About Madison” as it relates to Madison’s operations in Turkey. In this regard, Madison currently has permits covering the Zeynel field (the “Zeynel Permit”), the Cendere field (the “Cendere Permit”), the Thrace Basin (the “Thrace Permits”) and the Calgan exploration permit (the “Central and SE Exploration Permits”), the actual permits having been reviewed by us.
The disclosure under “Information About Madison” in Amendment No. 3 concerning the Zeynel Permit, Cendere Permit, the Thrace Permits and the Central and SE Exploration Permits (other than reserve, well, acreage and drilling information relating thereto) contains a description of all material terms of these permits and is complete and accurate in all material respects as such information relates to such permits.
The Turkish Petroleum Law dated March 7, 1954 no. 6326 as amended (“Petroleum Law”) stipulates the rights and obligations of the petroleum right holders who holds either exploration licenses or exploitation leases to explore, develop and produce hydrocarbons. Madison, with two different legal entities acting as the petroleum right holder in Turkey both performs exploration and production activities. The exploration licenses granted for such purpose will have the exclusive right to convert such license into an exploitation lease in case of an oil discovery. The exploration License terms are four years with the condition to be extended for two years twice provided that drilling obligations stipulated in the Petroleum Law is satisfied.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

The Exploitation Leases are granted for a period of twenty years. If an exploration license is extended for development under the Petroleum Law after a discovery on the exploration license, the term of such extension is credited as a part of the exploitation lease.
Upon application by a petroleum right holder holding an exploitation lease, who has complied fully with his obligations, the lease may be renewed twice by the decision of the council of ministers for an additional term not exceeding ten years each time if found in appropriate with the national interest, technical and economical terms and so proposed by the general directorate of the petroleum affairs (“GDPA”).
We are in the opinion that the petroleum right holders continuing the production of economical quantities of petroleum and applying the good oil field practice during the conduct of the petroleum operations in Turkey will automatically be granted with the extension of the lease term at the end of the initial twenty years.
The exploitation lease may be revoked in case the petroleum right holder fails to produce petroleum therefrom in economical quantities within the first year, upon the ninety days notification from GDPA or in case the petroleum produced in economical quantities during the first year from the lease ceased thereafter, is not resumed following the ninety days notification from GDPA. However no notice shall be given before the expiration of three months from the cessation of production or before the expiration of one year from the cessation of production if exploratory or development drillings on the lease area being carried out with due diligence.
Any dispute arising from GDPA’s or the council of ministers decision will be settled through the high administrative court of Council of State.
We hereby also consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 (No. 333-72314) relating to the merger of a wholly-owned subsidiary of Toreador Resources Corporation with and into Madison Oil Company and to the references to our firm name in such Registration Statement in the Information About Madison, and the Legal Matters sections and any summaries of our opinion contained in any such sections.
In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities Exchange Commission thereunder, nor do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Murat Yazici
Senior Partner
Yazici Law Offices

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 10
Gunel & Kaya Legal Opinion
June 11, 2007

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

June 11, 2007
Toreador Resources Corp.
4809 Cole Ave., Suite 108
Dallas, Tx 75205
Re: Current status of Toreador’s properties in Turkey.
Pursuant to your request dated June 5, 2007, please find below the information related with the Toreador’s exploration licenses, exploitation leases in Turkey and the current legal status of such licenses and leases under the Petroleum Law in Turkey.
Petroleum Law dated March 7, 1954 and numbered 6326 (the “Petroleum Law”) determines that the oil and gas companies first should be registered to be a petroleum right holder, in order to be entitled to obtain an exploration license or exploitation lease. Toreador is registered as petroleum right holders pursuant to Petroleum Law in Turkey.
Toreador currently owns a 36.75% undivided interest in each exploration license AR/TOR-SET /3498, 4399, 3500, 3501, 3502, 3503, 3504, 3505 in Bolu Petroleum District II; a 50% undivided interest in each exploration license AR/TOR-HEM/ 3914, 3915, 3916, 3917, 3918, 3919, 4031 in Marmara Petroleum District 1, a 100% undivided interest in each exploration license AR/TOR/4016, 4017 in Corum Petroleum District IV, a 100% undivided interest in each exploration license AR/TOR/4042, 0443, 4044 in Erzurum Petroleum District VII, a 100% undivided interest in each exploration license AR/TOR/4178, 4179, 4180, 4181, 4182, 4183, 4184, 4185 in Van Petroleum District IX, a 100% undivided interest in each exploration license AR/TOR/4069 in Siirt Petroleum District X, a 100% undivided interest in each exploration license AR/TOR/4165 in Gaziantep Petroleum District XII and 8.5% of the exploitation lease AR/AME/2479 and 6% of the exploitation lease AR/AME/3170 in Gaziantep Petroleum District XII (Zeynel Fields) and 19.6% of the exploitation lease AR/TPO-TOR/3205 in Gaziantep Petroleum District XII (Cendere Fields).
The Petroleum Law also stipulates the rights and obligations of the petroleum right holders who hold either exploration licenses or exploitation leases. The holders of an interest in an exploration license or an exploitation lease or in any of the petroleum rights arising from those shall be in proportion to their interests and shall enjoy the rights granted by the Petroleum Law and be subject to the obligations in the Petroleum Law.
According to the Article 50 of the Petroleum Law, an exploration license confers to its holder the rights to do geological investigation, to do geological investigation for the purpose of determining its own petroleum prospects, as though .a permittee, outside the license area, to conduct exploratory or development drilling and to produce petroleum from the area (exclusive of others), and to

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

apply for a lease after having made a discovery in the license area. However, the restrictions and conditions relating to operations and compatible with the objective of Petroleum Law may be included in the licence to be granted.
Article 55 of the Petroleum Law stipulates the term, extension rights and conditions of the exploration license. Article 55 of the Petroleum Law is as follows:
Article 55:      1 .The term of a licence is four years.
          2. Provided a licence continues exploration with due diligence and in compliance with the Law, in any one of the licences in a district, the term of his licences in that district may be extended for a period not exceeding two years depending on the requirements.
          However, in case the licencee’s operations at the end of the second year are in a state which may possibly give rise to a discovery, the Council of Ministers may, further extend the period ,for up to two years, against guaranty, provided that an application to that effect is made with an appropriate program. The kind and amount of the guaranty shall be established by the Council of Ministers. In the event of failure to comply with the terms specific in the program, the guaranty shall be retained by the Treasury as revenue.
          3. E.xtensions under this article, except under the provisions of Sub-article 4 shall not result in an extension of the term of a licence for more than eight years ,from its original effective date.
          4. When a licencee makes a discovery on his licence area, The General Directorate can extend the term of his licence ,for a period not exceeding 3 years, sufficient for the licencee to define the petroleum field.
          5. Terms as indicated above may be increased by 50 percent in the case of offshore explorations.
Consequently, a petroleum right holder holding an onshore exploration license has a right to request the extension of the holder’s exploration license for a period of up to 4 years and for an offshore exploration license, the holder has the right to apply for an extention for a period of 6 years provided that the holder complies fully with the terms and conditions set forth above. By taking into consideration the General Directorate Petroleum. Affairs’ (the “GDPA”) applications, it can be stated that the GDPA extends exploration license terms of any petroleum right holder who has complied fully with such holder’s obligations arising from the Petroleum Law.
Exploration licenses granted in accordance with the Petroleum Law grant the holder the exclusive right to convert such license into an exploitation lease in case of an oil and/or gas discovery. A petroleum right holder who has made a discovery in such holder’s license area, and who while the license is in effect applies for a lease in accordance with the Petroleum Law, shall be granted a exploitation lease for any areas or areas chosen by him from the exploration license, not exceeding one-half of such exploration area. Upon the grant of the exploitation lease, the exploration license shall expire. However, the petroleum right holder may re-apply for an exploration license for

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

the remaining part of the exploration license area in accordance with the article 63 of the Petroleum Law.
The terms and extension period of exploitation leases are stipulated in article 65 of the Petroleum Law and in accordance with this article, the term of the exploitation lease shall be 20 years from its effective date. In case of the exploration license that has been extended for development under sub-article 4 of Article 55 of the Petroleum Law after a discovery on the license area, the time of such extension shall be credited as part of the term of the exploitation leases. Since Toreador has made a gas discovery on its South Akcakoca Sub-Basin exploration license, upon application, the exploration license covering the area in which the gas discovery was made will be converted into an exploitation lease with an initial period of 20 years.
According to the said article, upon application by a lessee who has complied fully with his obligations, his exploitation lease may be renewed twice by decision of the Council of Ministers for a total additional term not exceeding 10 years each time if found appropriate with the national interest, technical and economical terms and so proposed by the GDPA. In the light of practices of GDPA, it can be clearly stated that, renewal applications of petroleum right holders holding exploitation leases, continuing the production of economical quantities of petroleum and complying fully with its obligations arising from Petroleum Law shall not be denied by GDPA. Based on conversations with the GDPA. since 1998 there have been at least 48 renewals of exploitation permits, with a majority of those renewals occurring since 2001, and as of June 7, 2007. the GDPA has never denied the renewal of an exploitation permit.
It is stipulated in article 68 of the Petroleum Law that, if petroleum right holder has by the end of the first year of the holder’s exploitation lease, not produced petroleum from that exploitation area in economical quantities, the GDPA shall, by taking also economic production conditions into account, grant a period of 90 days. Should within this period the lessee still not have produced petroleum in economical quantities, the exploitation lease shall lapse. If a petroleum right holder has produced petroleum in economical quantities from the lease area and production has thereafter ceased, the GDPA may, after the expiration of the first year of the lease, serve upon the holder a notice requiring production in economical quantities to be resumed within a period of at least 90 days. If in spite of the notice and due to non existence of force majeure the petroleum right holder does not resume production in economical quantities, the exploitation lease shall expire at the end of the stated period. However, no notice shall be executed before the expiration of 3 months from the cessation of production and before the expiration of one year from the cessation of production if exploratory or development drillings on the lease area are being carried out with due diligence.
In accordance with the Petroleum Law, an applicant or holder of a petroleum right may appeal to the Minister of Energy and Natural Resources under the Petroleum Law following the notification of the decision taken by the GDPA affecting the applicant’s or holder’s rights arising from an application, permit, exploration license, exploitation lease or certificate. Any disputes arising from the GDPA’S or Council of Minister and Minister of Energy and Natural Resources decisions shall be settled by Council of State.
/s/ Berfa Kaya
Berfu Kaya
Senior Partner
Günel & Kaya Law Office

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 10
French Ministry Documentation

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Paris 3 December 2001
direction generale de l’energie et des matieres premieres
direction des ressources energetiques et minerales
bureau 18 — exoploration — production — des hydrocarbures
41 boulevard vincent auriol

75703 paris cedex 13	103115-0008
telephone / 01 53 94 14 81
Dear General Director,
As agreed in our telephone conversation of Friday 30 November 2001 with the bureau of exploration and production of hydrocarbons, you will find attached a document indicating the conditions upon which, pursuant to the French Mining Code and its application decree, a hydrocarbons concession can be prolongated.
Best regards,
Olivier Ravel
In charge of the sub-division
of Hydrocarbons Supplying.
MADISON ENERGY France S.C.S.
Monsieur Emmanuel MOUSSET
Directeur Général
13/15 boulevard de la Madeleine
75001 Paris
[Logo Ministry of Economy Finance and Industry]

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Conditions upon which, pursuant to the Mining Code and its application decree, a hydrocarbon concession can be extended.
(as at December 3, 2001)
Mines can only operated pursuant to a concession by a corporation having the technical and financial capacities. This concession can be extended.
Extract of MINING CODE: “............
TITLE III
Mineral Development
Section 21
(Law N° 94-588 dated 15 July 1994, Section 4)
(Law N°98-297 dated 21 April 1998, Section 3)
Subject to the provisions of article 22, mines can only be worked under a concession or by the State.
In overseas départements, with the exception of liquid or gaseous hydrocarbons, mines can also be worked under an extraction authorisation or extraction permit granted in the conditions stipulated in chapter IV of this section.
Section 25
(Law N°94-588 dated 15 July 1994, section 5)
The concession is granted by administrative order of the order of the Council of State after a public inquiry and competitive bidding subject to application of the provisions of article 26 and an undertaking to comply with the general conditions. As necessary, the general conditions shall be supplemented by specific conditions detailed in specifications. The general and specific conditions are defined by administrative order of the Council of State and notified beforehand to the bidders.
Nobody can obtain a concession unless in possession of the technical and financial capability necessary for successful completion of the exploration and needed to meet the obligations mentioned in articles 79, 79-1 and 91. An order of the Council of State defines the criteria for

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

evaluating this capability, the criteria for allocation of rights and the procedure for examination of concession applications.
When an inventor fails to obtain the concession for a mine, the concession order sets the compensation due to it by the concession holder. In this case, the inventor is called on beforehand to present its observations.
Section 29
(Law N°77-620 of 16 June 1977, art.6)
I. — The duration of a mining concession is set by the concession instrument. It cannot exceed fifty years.
II. — A mining concession can be the subject of successive prolongations, each one not exceed twenty-five years.
In order to obtain an extension of the mining title, the holder of the title must send an application to the minister in charge of mines 2 years at least and 5 years at the most before the expiry of the title. This application shall not be referred to competitive bidding nor public enquiry.
Extract of DECREE N°95-427 of 19 April 1995, RELATED to MINING TITLES, modified by decrees n° 98-970 of 26-10-1998 and 2001-50 of 17-01-2001.
TITLE III
MINERAL RIGHTS PROLONGATION
Art 25 — The application for prolonging the validity of mineral rights shall be addressed to the Minister in charge of Mines by registered letter return receipt requested four months before termination of the period of validity in the case of an exclusive exploration permit and two years at least and five at the most in the case of a concession.
Art. 26 — If the application covers only one département, the Minister shall forward it to the Prefect, who shall proceed with the consultations specified, as the case may be, under Articles 10 and 18 hereinabove.
     [The prolongation application shall not be referred to competitive biding.

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Ms. Lily Dang
Mr. James Murphy
June 28, 2007

     In the case of a concession, the prolongation application shall not be referred to a public inquiry.]
     If the applicant has not satisfied all its obligations, the Prefect shall inform said applicant by registered letter return receipt requested of the objections to its application within a period of two months as of the reception thereof. The applicant shall have one month to reply.
     The Prefect shall gather the file, the opinions of the administrative departments, the reports and opinion of the Regional Director of Industry, Research and Environment, and shall forward these, with the Prefect’s opinion, to the Minister in charge of Mines.
Art. 28 — The prolongation application shall be issued in an administrative order of the Minister in charge of Mines in the case of an exclusive exploration permit and by decree in the “Conseil d’Etat” in the case of a concession.
     [In the event that by the termination date of the current period of validity, the prolongation application has not yet been ruled on, the holder of the permit or the concession shall be exclusively authorized, until a decision takes place, to continue the works within the limits or perimeters covered in the prolongation application.]
Besides technical and financial capabilities, the quality of preliminary studies realised in order to define the scope of work presented are criterias to extend a mining title.
Extract of DECREE N°95-427 of 19 April 1995, RELATED to MINING TITLES modifiée by decrees n° 98-970 of 26-10-1998 and 201-50 of 17-01-2001.
Art.3. — In order to prove its technical capacity, the mineral rights’ applicant shall furnish in support of the application, in addition to the documents mentioned, as the case may be, under Article 7 or 14 of this decree:
(a) The titles, diplomas and professional references of the management of the company in charge of monitoring and conducting the exploration or production.
(b) The list of the exploration or production works in which the company participated during the last three years, with a summary description of the largest works.
(c) A description of the technical means contemplated for carrying out the works.
The Prefect in charge of reviewing the application may request any additional information he or she shall deem relevant.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Art. 4 - In order to prove the financial capacity, the applicant of mineral rights shall furnish in support of the application and subject to the same conditions as provided for in Article 3 hereinabove, the following:
a)	Appropriate bank references;

b)	The last three balance sheets and income statements of the company.
The Prefect may request any additional information in connection with the above-mentioned documents.
If the applicant proves unable to supply the references required hereinabove, said applicant may be authorized to prove financial capacity by means of any other appropriate document.
Art. 5 - For the implementation of the provisions of Articles 9 and 25 of the French Mining Code, the criteria for granting mining rights are, in addition to technical and financial capacity:
a)	The quality of the preliminary studies carried out in defining the work schedule.

b)	The technical quality of the work programs presented.

c)	The level of financial commitments of the exploration works.

d)	The efficiency and skill that applicants showed when other mining rights were granted, in particular regarding environmental protection.

e)	The possible proximity of an area already explored or developed by the applicants.
Art. 14 — The application for a concession shall include a file containing the documents needed to identify the applicant, a technical memorandum, a description of the exploration work, maps, an impact notice as defined in Article 7, paragraph one, hereinabove and a commitment to comply with the general terms provided for in Article 25 of the French Mining Code.
Said application shall be addressed to the Minister in charge of Mines by registered letter return receipt requested. The applicant may address in a separate envelop information that may breach said applicant’s inventor or industrial property rights.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 10
Summary of Hungarian Mining Law

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

June 27, 2007

To:	Toreador Resources Corporation cc:

From:	Toreador Hungary Limited Liability Company

Re:	Summary of Provisions of Mining Act Relating to Hydrocarbon Exploration Licenses and Designation of Mining Plots
According to the Act No. XLVIII of 1993 regulating mining activities including hydrocarbon exploration, development and production in Hungary (the “Mining Act”) and Decree No. 203/1998 (XII.19.) on Implementation of Act No. XLVIII of 1993 (the “Implementation Decree”), hydrocarbon exploration may be carried out based on a concession or based on exploration rights granted by a license.

1	Conducting Mining Activities under an Exploration License

According to Subsections (2) and (3) of Section 22 of the Mining Act, by granting an exploration license, the mining authority confers upon the respective mining entrepreneur, with respect to the exploration area, the following rights:
(i)	the exclusive right to file a technical operational plan (“TOP”) for the exploration of a mineral resource;

(ii)	to pursue exploration of the resource within the exploration area in accordance with the approved TOP; and

(iii)	once in possession of an approved Closing Report (as defined below), to apply for a mining plot designation. This right is exclusive for a period of one year from the completion of the exploration (Subsection (2) of Section 14 of the Mining Act).

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Commencement of exploration activities based on an exploration license is subject to an approved TOP, which is approved by the local (first instance) mining authority responsible for the respective area (the “Local Mining Authority”).
According to Subsection (9) of Section 22 of the Mining Act, if the holder of an exploration license fails, for reasons within its control, to carry out the prorated portion of its exploration responsibilities undertaken in an exploration work program or an approved TOP, the Local Mining Authority has the power to revoke the respective exploration license.
According to Subsection (1) of Section 14 of the Mining Act and Subsection (7) of Section 6 of the Implementation Decree, exploration shall be licensed for a period of up to four years, which period may be extended on two occasions, each time by up to half of the original license duration.
The holder of an exploration license shall report to the Local Mining Authority in writing eight days prior to the scheduled date of commencing exploration, and in eight days of having concluded the same (Subsection (7) of Section 6/C of the Implementation Decree).
The holder of an exploration license shall account for the results of exploration in a closing report (the “Closing Report”) signed by a geological expert licensed under separate provisions. Two copies of the Closing Report must be sent to the Local Mining Authority, within six months from completion of the exploration, or at the latest from the expiration of the term granted for exploration (Subsection (1) of Section 8 of the Implementation Decree).
The Closing Report shall specify/describe (Subsection (2) of Section 8 of the Implementation Decree):
(i)	the name of the holder of the exploration license, the numbers of the resolutions awarding the exploration license right and approving the TOP for exploration and, in the case of purchased data, a statement certifying the right of the license holder submitting the Closing Report to use such data;

(ii)	the purpose of the exploration and the contractors;

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

(iii)	the geological structure of the exploration area;

(iv)	the exploration completed, on the surface or underground, together with the methods applied and the results obtained;

(v)	the reservoir, tectonic and hydrogeological conditions of the site and its surroundings;

(vi)	the quality and quantity parameters of the mineral resource(s) encountered and the reliability of these data;

(vii)	the quality and quantity parameters of the mineral resource produced during exploration; and

(viii)	a summary of mine geological data.
The Closing Report shall have the following enclosures attached (Subsection (3) of Section 8 of the Implementation Decree):
(i)	basic exploration data (geological and technical data of installations, geophysical test documentation, and hydrogeological test data);

(ii)	basic quality and quantity data used in appraising the mineral assets;

(iii)	the topographic map of the exploration area indicating the installations; the geological, tectonic and hydrogeological map of the area, and all maps and sections used in appraising the quality and quantity of the assets; and

(iv)	an overview of compliance with stipulations of the approved TOP for exploration.
The Local Mining Authority will accept the Closing Report if the countersigning geological expert is listed in the professional registry, and the Closing Report satisfies the requirements under Subsections (2) and (3) of Section 8 of the Implementation Decree (Subsection (4) of Section 8 of the Implementation Decree).
Once the Closing Report is accepted by the Local Mining Authority, for a certain period of time the holder of the exploration license has an exclusive right to apply for designation of a mining plot (or mining plots) within the exploration area. Such exclusivity period is granted for one year and commences upon completion of the exploration activity (Subsection (2) of Section 14 of the Mining Act).
2.	Conducting Mining Activities under a License approving Designation of a Mining Plot

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Once exploration is completed, development and production of hydrocarbons may be carried out only within a designated mining plot (Subsection (1) of Section 23 and Subsection (1) of Section 26 of the Mining Act). Consequently, the Local Mining Authority will approve a TOP for development and production of hydrocarbons, only if it is submitted for approval by the holder of a license approving designation of the respective mining plot, and provided that such TOP meets all requirements prescribed by the Mining Act and the Implementation Decree.
If there is a valid exploration license and/or license approving designation of a mining plot, within the area covered by these licenses and under the conditions prescribed therein, the holder of such licenses has the exclusive right to develop, produce, treat, initially process, use and sell the mineral resources, to plant the installations required by these activities, and to use the installations defined in the contract or in the license issued by the authority (Subsection (3) of Section 23 of Section 26 of the Mining Act).
Mining plots are designated by resolution of the Local Mining Authority, based on the expert opinion of the state authority responsible for geological surveying (Subsection (3) of Section 26 of the Mining Act).
The Local Mining Authority will designate a mining plot for development and production of hydrocarbons (Subsection (3) of Section 26/A of the Mining Act) if the applicant has:
(i)	furnished exploration data (in a Closing Report or reserve calculation) demonstrating the existence of recoverable hydrocarbon assets on the site proposed for a mining plot designation;

(ii)	obtained the specific environmental license required for the activity or, if provided by a separate law, a consolidated environmental use license;

(iii)	defined the mining technology to be applied (underground, surface, drilled well), furnished a technical description verifying the viability of the production criteria, and set a timetable for production;

(iv)	met all legal requirements with regard to the content of the mining plot documentation; and

(v)	furnished proof, in the case of an underground or surface mining plot, of having notified the owners (operators or beneficiaries) of the surface properties overlapping with the proposed mining plot, in writing and at least 15 days prior to filing the application, in the case of surface mining, also specifying the method and expected date of occupying the properties for mining purposes.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

The Local Mining Authority must decide on mining plot applications by resolution, accommodating the declarations of other specialized authorities. In making its decision, the Local Mining Authority shall also examine the merits of any comments and observations by owners/operators/users of properties to be covered by the mining plot, in connection with the rights of disposal, use, and utilization of the properties in the case of both underground and surface mine operations, and in connection with the timetable for occupying the properties in the case of surface development (Subsection (1) of Section 12 of the Implementation Decree).
Accordingly, provided that all of the requirements described above are met, the Local Mining Authority will accept the application for designation of a mining plot. The Mining Act does not state any mandatory maximum term for which a mining plot may be designated. In principle, a mining plot is granted as long as there is development and production being carried out within such mining plot in accordance with the applicable rules.
Development and production of hydrocarbons within the area of a mining plot may be commenced once there is a valid TOP for development and production approved by the Local Mining Authority (Subsection (2) of Section 23 of the Mining Act).
According to Subsection (5) of Section 26/A of the Mining Act, the mining entrepreneur must commence production within five years following the designation of the mining plot. For each mining plot, the mining entrepreneur shall be entitled to apply for a single extension, by a maximum of five years, of the deadline for commencing production. Extensions are subject to a fee to be set forth, along with the quantity of the mineral resource upon which it is based and the applicable percentage-rate of the mining royalties due on the value in question — which shall be higher than the regular rate applied at the time the application is submitted but shall not be greater than 1.2 times the original value — in the contract between the Minister and the mining entrepreneur. Extensions are granted at the discretion of the Local Mining Authority by way of resolution, also setting forth the rate of the fee as determined in the contract as described above. The mining entrepreneur shall not be granted extensions simultaneously for more than two mining plots, unless the surcharge-rate royalties determined for the mining plots in question are

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

extended by contract to apply to all mining plots controlled by the mining entrepreneur for a period of at least five years. Extensions for more than five mining plots may be subject, in addition to the surcharge-rate royalties determined in the contract between the Minister and the mining entrepreneur, to a one-time extra fee of up to 20% of the amount payable under the surcharge-rate royalty scheme.
If the mining entrepreneur misses the deadline for commencing production in the absence of a license granting extension of such deadline, fails to meet its fee payment obligations as determined, or goes out of business without a legal successor, then the Local Mining Authority may revoke its mining right and advertise it for transfer on the MBFH’s web site and the Mining Gazette (in Hungarian: “Bányászati Közlöny”). If the resource in question is a hydrocarbon, the notice must be posted additionally in the Official Gazette of European Communities (Subsection (6) of Section 26/A of the Mining Act).

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 10
Relevant Portions of Hungarian Mining Act

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Relevant Portions of Hungarian Mining Act
MINING CONCESSIONS
Exploration, Development, Production
Section 14
(1)	The exploration period proposed within the time frame of the concession shall not exceed four years. This original exploration period may then be extended on two occasions, each time by half of the original exploration period.
(2)	The mining entrepreneur shall have one year after completing exploration to apply for a mining plot designation. The processing time of the environmental license and the generic license to use the environment shall not count toward the one-year deadline.
Licensing of Exploration
Section 22
(1)	Exploration of a specific mineral resource is subject to exploration rights granted
a)	by the Minister in a concession contract in reserved areas;

b)	by the mining authority in open-access areas.
(2)	By granting exploration rights, the authority confers upon the mining entrepreneur, with respect to the exploration area, the exclusive right to file a technical operation plan for the exploration of the mineral resource, pursue exploration of the resource within the area in accordance with the approved technical operation plan and, once in possession of an approved closing report, to apply for a mining plot designation.
(3)	In addition to the stipulation under paragraph (1), the commencement of exploration activities is subject to an approved technical operation plan. The technical operation plan of exploration is approved by the mining authority.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

(4)	The rules governing the shape, position, and dimensions of the exploration area shall be determined by the Government.
(5)	The deadlines defined with respect to the proposed exploration period and application for designation of a mining plot stipulated for concessions (§ 14) shall apply equally in case of the exclusive rights granted by the authority. Failure to meet these deadlines shall forfeit the exclusive rights granted to the mining entrepreneur under paragraph (2).
(6)	The beneficiary of the concession or the party holding the license of the authority shall be exclusively entitled to execute their exploration work programs in the given area and according to the conditions defined in the contract or, respectively, the license. As part executing such program, it shall be entitled to perform instrument-supported tests, surveys, drilling, and establish exploration shafts and drifts to determine the prospectivity, position, location, quality and quantity of mineral resources, and finally to apply for a mining plot designation.
(7)	If, during operations, the mining entrepreneur discovers mineral resources to which his rights do not apply, he shall report the occurrence to the mining authority and may request the extension of his contract/license to cover the fortuitously discovered mineral resource. The exploration rights shall not be extended to mineral resources other than those specified as per § 22 (1), unless the exploration area is not of the reserved type with respect to the mineral resource identified in the application. The mining entrepreneur shall have preemptive rights to the production of the mineral resource involved in the extension.
(8)	The exploration rights granted as per paragraph (1) shall be forfeited if the beneficiary fails to apply to the mining authority for the approval of a technical operation plan within 6 months of the date that the concession contract awarding mining rights is signed or the resolution conferring those rights becomes final and enforceable, or if such an application has been refused by a final and enforceable resolution of the mining authority.
(9)	If the mining entrepreneur fails, for reasons within its control, to carry out the prorated portion of its exploration responsibilities undertaken in an exploration work program or an approved technical operation plan, the mining authority shall have the power to revoke the awarded mining rights or propose that the Minister apply the appropriate legal sanctions stipulated in the concession contract granted for the exploration.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Section 23
(1)	The licensing of development and production of a mineral resource is subject to a valid mining plot designation, except as provided in § 26 (2). Starting from the second year after the end of the exploration period determined in the concession contract or the official resolution awarding mining rights, development and production is strictly subject to an existing mining plot designation, even if the targeted resource is a hydrocarbon.
(2)	The development and production of mineral resources, as well as the utilization of waste heaps, shall be licensed by the mining authority by approving the applicable technical operation plan (Section 27). The production of mineral resources from waste heaps shall be subject to the rules of open-cast mining.
(3)	In the area and according to the conditions defined in the concession contract or in the license issued by the authority, the mining entrepreneur shall be exclusively entitled to develop, produce, treat, initially process, use and sell the mineral resources, to plant the installations required by these activities, and to use the installations defined in the contract or in the license issued by the authority.
(4) [abolished in 2003, effective January 1, 2004]
Mining Plot
Section 26
(1)	The development and production of mineral resources and the utilization of geological formations for hydrocarbon storage shall only be permitted in surface or underground parts officially designated for this purpose (hereinafter: “mining plot”).
(2)	No mining plot designation is required for the development and production of mineral resources in the context of exploration or the utilization of waste heaps.
(3)	Mining plots shall be designated by resolution of the mining authority, based on the expert opinion of the state authority responsible for geological survey and, if the mining plot is designated for open-cast mining, taking into consideration the feedback of affected landowners regarding the timetable of land use and their discretionary rights over the properties in question.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Section 26/A
(2)	The mining authority shall mail copies of the resolution designating a mining plot to the applicant, the authorities having acted as specialized authorities in the process and, if the mining plot is designated for opencast mining, to the affected landowners, and furthermore it shall send the resolution, once it has become final and enforceable, to the land office of jurisdiction for entry in the property register. Registration by the land office is not required for mining plots designated for the production of petroleum or gas, including carbon dioxide. The designation of a mining plot shall not be construed as a license to occupy the area in question.
(3) An application for a mining plot may be submitted by
(i)	mining entrepreneur holding exploration rights as per § 22 (1);

(ii)	any natural or legal person, as well as a business organization without legal personality, that is not qualified as a mining entrepreneur under but which/who prepares a reserve calculation from the results of preliminary surface exploration prompted by archived data, a new geological interpretation, or a discovery report.
(4)	For the development and production of a specific mineral resource, the mining authority will designate a mining plot upon request if the applicant has
(i)	furnished exploration data (in a closing report or reserve calculation) demonstrating the existence of recoverable mineral assets in the site proposed for a mining plot designation;

(ii)	obtained the specific environmental license required for the activity or, if provided by separate law, a consolidated environmental use license;

(iii)	defined the mining technology to be applied (underground, surface, drilled well), furnished a technical description verifying the viability of the production criteria, and set a timetable date for the production;

(iv)	met all legal requirements with regard to the content of the mining plot documentation; and

(v)	has furnished proof, in case of an underground or surface mining plot, of having notified the owners (operators or beneficiaries) of the surface properties overlapping with the proposed mining plot, in writing and at least 15 days prior to filing the application, in case of surface mining also specifying the method and expected date of occupying the properties for mining purposes.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

(5)	The designation of the mining plot and its entry into the property register shall not alter the title to and proper use of the surface properties overlapping with it.
(6)	In five years following the designation of the mining plot, the mining entrepreneur shall be liable to commence production or regular underground storage. For each mining plot, the mining entrepreneur shall be entitled to apply for a single extension, by a maximum of five years, of the deadline for commencing production or regular underground storage. Extensions are subject to a fee to be set forth, along with the quantity of the mineral resource upon which it is based and the applicable percentage-rate of the mining royalty due after the value in question — which shall be higher than the regular rate applied at the time the application is submitted but not be greater than 1.2 times the original value — in the contract between the Minister and the mining entrepreneur. Extensions are granted at the discretion of the mining authority by way of resolution, also setting forth the rate of the fee as determined in the contract as described above. The mining entrepreneur shall not be granted extensions simultaneously for more than two mining plots, unless the surcharge-rate royalty determined for the mining plots in question is extended by contract to apply to all mining plots controlled by the mining entrepreneur for a period of at least five years. Extensions for more than five mining plots may be subject, in addition to the surcharge-rate royalty determined in the contract between the Minister and the mining entrepreneur, to a one-time extra fee of up to 20% of the amount payable under the surcharge-rate royalty scheme.
(7)	If the mining entrepreneur misses the deadline for commencing production or active underground storage in the absence of a license, fails to meet his fee payment obligations as determined, or goes out of business without a legal successor, then the mining authority shall revoke his mining right and advertise it for transfer in the MBFH’s web site and the Bányászati Közlöny. If the resource in question is a hydrocarbon, the notice shall be posted additionally in the Official Gazette of European Communities.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 10
Relevant Portions of Implementation Decree
of the Hungarian Mining Act

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Relevant Portions of Governmental Decree
203 implementing the Hungarian Mining Act
Implementation Decree
Section 6
(1)	The application for the exploration license on an unrestricted area shall be submitted to the District Office of jurisdiction. The application shall contain/specify
a)	the name and address (seat) of the applicant;

b)	the administrative purview of the exploration area and its boundaries given by EOV (Standardized National Projection Grid) coordinates; in case of a solid mineral resource, also the properties by topographical number that will be affected by the intended exploration area;

c)	the targeted mineral resource(s) and the requested exploration period;

d)	the proposed exploration methods.
(2)	The application shall have attached the topographical map (site map) of the exploration area, drawn in the Standardized National Cartographic System.
(3)	Exploration license applications shall be decided by the District Office in a resolution, with notice to the applicant.
(4)	The application shall be rejected with regard to that portion of the requested area on which the award of the license would infringe upon another entity’s existing mining rights. No exploration license shall be issued to the mining entrepreneur who has defaulted on reporting or paying a mining royalty [as per MA § 20 (2)] after any production site in its control, or has an outstanding balance on a mining fine [MA § 41 (1)-(2)] or on the supervision fee [MA § 43 (9)] .
(5)	The resolution awarding the mining rights shall set out
a)	the exploration area by corner point coordinates and the mineral resource for which the license is issued;

b)	the tentative validity of the license;

c)	the authorized exploration methods;

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

(6)	The period licensed for exploration shall be spelled out in the resolution approving the technical operation plan, and shall be counted from the date the resolution approving the technical operation plan becomes final and enforceable.
(7)	Exploration shall be licensed for a period of up to four years, which period may be extended on two occasions, each time by up to half of the original license duration.
(8)	No extension of the exploration license, by means of amending the technical operation plan of exploration, shall be allowed unless the mining entrepreneur can demonstrate that it has started the exploration,
a)	but is unable to complete the exploration due to reasons beyond its control, or

b)	it undertakes to reasonably expand its originally undertaken exploration tasks.
The licensing of exploration aimed at understanding geological structures shall be governed by paragraphs (1)-(3) as applicable.
Section 8
(1)	The mining entrepreneur shall account for the results of exploration in a closing report signed by a geological expert licensed under separate provisions (hereinafter: “geological expert”). Two copies of the closing report shall be sent to the District Office, within a six months deadline from the completing exploration, or at the latest from the expiry of the term granted for exploration.

(2)	The closing report shall specify/describe
(ix)	the name of the beneficiary of the exploration right, the numbers of the resolutions awarding the exploration right and approving the technical operation plan for exploration and, in case of purchased data, a statement certifying the right of the submitter of the closing report to use such data;

(x)	the purpose of the exploration and the contractors;

(xi)	the geological structure of the exploration area;

(xii)	the exploration completed, on the surface or underground, together with the methods applied and the results obtained;

(xiii)	the reservoir, tectonic and hydrogeological conditions of the site and its surroundings;

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

(xiv)	the quality and quantity parameters of the mineral resource(s) encountered and the reliability of these data;

(xv)	the quality and quantity parameters of the mineral resource produced during exploration;

(xvi)	a summary of mine geological data.
(3)	The closing report shall have the following enclosures attached:
(v)	basic exploration data (geological and technical data of installations, geophysical test documentation, and hydrogeological test data);

(vi)	basic quality and quantity data used in appraising the mineral assets;

(vii)	the topographic map of the exploration area indicating the installations; the geological, tectonic and hydrogeological map of the area, and all maps and sections used in appraising the quality and quantity of the assets;

(viii)	an overview of compliance with stipulations of the approved exploration license [MA § 6/C (4)], the concession contract [MA § 10 (2), c) and g)], and under § 7 (3) herein.
(4)	The District Office shall accept the closing report if the countersigning geological expert is listed in the professional register, and the report satisfies the requirements under paragraph (2) and includes the enclosures prescribed in paragraph (3).
(5)	The closing report of exploration is approved by resolution at the discretion of the District Office. The resolution shall identify:
a)	the exploration area;

b)	the mineral resources encountered during exploration;

c)	the mineral resources and their asset calculations that fall under the obligation, as part of drafting the resource asset balance subsequent to approval, to reporting to the National Register of Mineral Resources.
(6)	The professional content of asset estimates using surface exploration results based on archived data, new geological theory, or a residential report of occurrence as per MA § 26/A (2) clause b) shall satisfy the professional and enclosure requirements under paragraphs (2)-(3). The asset estimate report shall be countersigned by a registered geological expert.
Section 12

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

(1)	The District Office shall decide mining plot applications by resolution, accommodating the declarations of specialized authorities. In making the decision, the District Office shall also examine on the merits any comments and observations by owners/operators/users of properties to be covered by the mining plot, in connection with the rights of disposal, use, and utilization of the properties in case of both underground and surface mine operations, and in connection with the timetable of occupying the properties in case of surface development.
(2)	In the resolution approving the mining plot, the District Office shall provide for technical measures and conditions to help prevent or minimize mining hazards, in case of solid resources also approving the reclamation target and, for surface development mining plots, stipulate such requirements as may be determined from the preliminary recultivation plan.
(3)	The resolution deciding the mining plot application shall be sent to the applicant, the participating specialized authorities and, in case of solid resources, the owners/operators/users of the properties covered by the mining plot. Once final and enforceable, the resolution and the map of the established mining plot shall be supplied with the District Office’s rider and then sent to the applicant, in case of solid resources to the land office of jurisdiction, for registration of the rights in the property register.
(4)	If the modification of a mining plot should have an impact on environmental or other surface interests or the use of surface or underground water supplies, the authority shall observe the same rules as for designating original mining plots.
(5)	The beneficiary of the mining plot shall notify the District Office in 30 days of any change in its registered data.
(6)	The mining plot shall not be cancelled [MA § 26/B (5)] until all environmental damage has been remedied and no soil shifting posing surface risks can be expected.
(7)	No mining plot shall be awarded to the mining entrepreneur who has defaulted on reporting or paying a mining royalty [as per MA § 20 (2)] after any production site in its control, or has an outstanding balance on a mining fine [MA § 41 (1)-(2)] or on the supervision fee [MA § 43 (9)] .

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Attachment to Response No. 11

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Form 10-K/A
     Reserve Estimates
     Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods as well as oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery after testing by a pilot project or after the operation of an installed program has been confirmed through production response that increased recovery will be achieved. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Proved undeveloped reserves on undrilled acreage is limited (i) to those drilling units offsetting productive units that are reasonably certain of production when drilled and (ii) to other undrilled units where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. We emphasize that the volume of reserves are estimates that, by their nature are subject to revision. The estimates are made using geological and reservoir data, as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data. These reserve revisions resulted primarily from improved or a decline in performance from a variety of sources such as an addition to or a reduction in recoveries below or above previously established lowest known hydrocarbon levels, improved or a decline in drainage from natural drive mechanisms, and the realization of improved or declined drainage areas. If the estimates of proved reserves were to decline, the rate at which we record depletion expense would increase.
     For the year ended December 31, 2006, we had a downward reserve revision of 9%. This downward revision was due to the following factors: (i) in the Charmottes Field in France, several high volume producing wells experienced rapidly increasing water production which caused performance declines resulting in a downward revision of 921 MBO; (ii) in Romania, two gas wells watered out after producing for short periods of time resulting in a downward revision of 197 MBOE; (iii) in the South Akcakoca Sub-Basin, due to new drilling, a previous geological interpretation was refined resulting in a downward revision of 192 MBOE; (iv) in the United States properties, there was a downward revision of 30 MBO due to minor decreases in reserves

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

across numerous wells and fields with no particular property or field contributing a significant portion of the 30 MBO reduction; and (v) there was a downward revision of 73 MBOE due to a decline in prices. These downward revisions were partially offset by upward revisions of 143 MBOE due to performance revisions over several fields, none of which individually contributed a significant portion of this upward revision.
     For the year ended December 31, 2005, we had a downward reserve revision of 2.4% or 331 MBOE. Overall gas reserves were higher by 107 MBOE and oil reserves were lower by 437 MBO. The overall downward revision of 331 MBOE was primarily due to the decrease of 1,000 MBO in oil reserves in the Neocomian Field in France where new drilling diminished the estimated reserves in several existing proved undeveloped reserves and cause the removal of several proved undeveloped reserve locations which was partially offset primarily by new drilling in the Charmottes Field where a successful horizontal well established additional reserves of 438 MBO in an existing field, increased gas reserves in the United States of 107 MBOE and by an upward revision of 1,000 MBOE due to an increase in prices. With regard to the increase in reserves of 107 MBOE in the United States properties, no particular property contributing a significant portion of the increased reserves.
     For the year ended December 31, 2004, we had an upward reserve revision of 5.0% or 784 MBOE. The upward revision was primarily due to an increase of 1397 MBOE due to price increases which were partially offset by a downward revision due to performance of 613 MBOE. Of the 613 MBOE downward revision, 200 MBOE was in the Cendere Field in Turkey which exhibited accelerated decline rates.

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

Form S-1/A
     Reserve Estimates — Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods as well as oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery after testing by a pilot project or after the operation of an installed program has been confirmed through production response that increased recovery will be achieved. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Proved undeveloped reserves on undrilled acreage is limited (i) to those drilling units offsetting productive units that are reasonably certain of production when drilled and (ii) to other undrilled units where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. We emphasize that the volume of reserves are estimates that, by their nature are subject to revision. The estimates are made using geological and reservoir data, as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data. These reserve revisions resulted primarily from improved or a decline in performance from a variety of sources such as an addition to or a reduction in recoveries below or above previously established lowest known hydrocarbon levels, improved or a decline in drainage from natural drive mechanisms, and the realization of improved or declined drainage areas. If the estimates of proved reserves were to decline, the rate at which we record depletion expense would increase.
     For the year ended December 31, 2006, we had a downward reserve revision of 9%. This downward revision was due to the following factors: (i) in the Charmottes Field in France, several high volume producing wells experienced rapidly increasing water production which caused performance declines resulting in a downward revision of 921 MBO; (ii) in Romania, two gas wells watered out after producing for short periods of time resulting in a downward revision of 197 MBOE; (iii) in the South Akcakoca Sub-Basin, due to new drilling, a previous geological interpretation was refined resulting in a downward revision of 192 MBOE; (iv) in the United States properties, there was a downward revision of 30 MBO due to minor decreases in reserves across numerous wells and fields with no particular property or field contributing a significant portion of the 30 MBO reduction; and (v) there was a downward revision of 73 MBOE due to a

Ms. Donna Levy
Ms. Lily Dang
Mr. James Murphy
June 28, 2007

decline in prices. These downward revisions were partially offset by upward revisions of 143 MBOE due to performance revisions over several fields, none of which individually contributed a significant portion of this upward revision.
     For the year ended December 31, 2005, we had a downward reserve revision of 2.4% or 331 MBOE. Overall gas reserves were higher by 107 MBOE and oil reserves were lower by 437 MBO. The overall downward revision of 331 MBOE was primarily due to the decrease of 1,000 MBO in oil reserves in the Neocomian Field in France where new drilling diminished the estimated reserves in several existing proved undeveloped reserves and cause the removal of several proved undeveloped reserve locations which was partially offset primarily by new drilling in the Charmottes Field where a successful horizontal well established additional reserves of 438 MBO in an existing field, increased gas reserves in the United States of 107 MBOE and by an upward revision of 1,000 MBOE due to an increase in prices. With regard to the increase in reserves of 107 MBOE in the United States properties, no particular property contributing a significant portion of the increased reserves.
     For the year ended December 31, 2004, we had an upward reserve revision of 5.0% or 784 MBOE. The upward revision was primarily due to an increase of 1397 MBOE due to price increases which were partially offset by a downward revision due to performance of 613 MBOE. Of the 613 MBOE downward revision, 200 MBOE was in the Cendere Field in Turkey which exhibited accelerated decline rates.